VIA ELECTRONIC TRANSMISSION

March 27, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

RE:                           The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

The Hartford Alternative Strategies Fund

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

Ladies and Gentlemen:

On November 24, 2014, The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Alternative Strategies Fund, Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) filed a copy of the Investment Company Blanket Bond (the “Fidelity Bond”) for the Registrants, among other documents, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended.  As noted in the November 24, 2014 filing, the Registrants have also retained insurance in excess of the Fidelity Bond (the “Excess Policies”).  This amendment is being filed for the sole purpose of filing the Excess Policies.  Please contact me at (610) 386-4068 if you have any questions.

Sincerely,

/s/ Edward Macdonald
Edward Macdonald
Vice President, Secretary and Chief Legal Officer

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233788
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	596358018

Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER

Hartford Series Fund, Inc. One Hartford Plaza HO-GL-09 Hartford, CT 06115	AON Risk Services Northeast Inc. 199 Water Street 30th Floor New York, NY 10038

Attn:	John Macko

Item 2.	Policy Period:	8/19/2014 To 8/19/2015
12:01 a.m. Standard Time at the Principal Address stated in Item 1.

Item 3.	Limit of Liability

$10,000,000 maximum aggregate Limit of Liability under the Policy

Item 4.	Schedule of Underlying Insurance:
A. Followed Policy

	Name of Carrier	Policy No	Limits	Ded/Ret Amount

	St. Paul Fire and Marine Insurance Company	ZBN-81M12705-14-N2	$10,000,000	$250,000

	B. Underlying Excess Policies:	*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$15,000

Item 6.	Notices of Claims:		All other Notices:
CNA — Claims Reporting
	P.O Box 8317		Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317		CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com Fax Number: 866-773-7504		125 Broad Street — 8th Floor New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception: GSL24999XX Ed. 01/11 Follow Form Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date:	February 9, 2015

G-22076-B(c) (ED. 06-10)

© CNA All Rights Reserved.

1

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

Illinois National Insurance Company	01-481-58-60	$10,000,000	$10,000,000

2

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.                FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.           LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.      CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.       INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.            NOTICES

Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)

© CNA All Rights Reserved.

1

FOLLOW FORM ENDORSEMENT

In consideration of the premium paid for this policy, it is agreed as follows:

It is further understood and agreed that coverage under this policy shall be subject to the provisions of Endorsement #2 — Protected Information Exclusion issued by Illinois National Insurance Company in lieu of any comparable provisions of the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL24999XX (1-11)	Policy No:	596358018
Continental Casualty Company	Endorsement No:	1
Insured Name: The Hartford Financial Services Group, Inc.	Effective Date:

© CNA All Rights Reserved.

1

NON AGGREGATED LIMIT OF LIABILITY

FOR USE WITH EXCESS FIDELITY BONDS AND COMMERCIAL CRIME

In consideration of the premium paid for this Policy, it is hereby understood and agreed that the Policy is amended as follows:

1.                                      Item 3. of the Declarations is deleted in its entirety and replaced with the following:

Item 3. Limit of Liability:

$10,000,000

2.                                      Section II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

The Limit of Liability set forth in Item 3. of the Declarations shall be the maximum Limit of Liability of the Insurer for each loss under this Policy, provided that:

(A)                               all loss caused by or involving any Employee acting alone or in collusion with other persons, or any group of Employees acting together, even if in collusion with other persons, whether the result of a single act or multiple acts; or

(B)                               all loss

i)                                         involving forgery or alteration of financial instruments, caused, or contributed to, by any one person, who is not an Employee, acting alone or in collusion with others, or in which any such person is implicated, whether the loss involves one or more instruments;

ii)                                      not involving an Employee or forgery or alteration of financial instruments caused by (a) a single act, or series of related acts, (b) any act or acts involving one person, or a group of persons acting together, or (c) an act or event, or a series of related acts or events, not involving any identifiable person.

will be treated as a single loss subject to the Limit of Liability set forth in Item 3. of the Declarations.

3.                                      The Policy is amended to add the following new sections:

•                                          DEFINITIONS

Employee shall have the same definition as set forth in the Followed Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL43879XX (8-11)	Policy No:	596358018
Continental Casualty Company	Endorsement No:	2
Insured Name: The Hartford Financial Services Group, Inc.	Effective Date:

© CNA All Rights Reserved.

1

AXIS INSURANCE COMPANY Administrative Office — 11680 Great Oaks Way, Suite 500 Alpharetta, Georgia 30022 (a stock company hereinafter the “Insurer”)

Excess Policy

DECLARATIONS PAGE

SUBJECT TO THE PROVISIONS OF THE FOLLOWED POLICY, CLAIMS EXPENSES MAY BE INCLUDED IN THE LIMIT OF LIABILITY AND THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENT AMOUNTS MAY BE REDUCED AND EXHAUSTED BY PAYMENT OF CLAIMS EXPENSES. PLEASE READ THIS POLICY CAREFULLY.

Policy Number: MNN719625/01/2014	Renewal of Policy Number: MNN719625/01/2013

Item 1. Policyholder and Mailing Address:	Hartford Series Fund, Inc.
One Hartford Plaza
Ho-GL-09
Hartford, CT 06115

Item 2. Policy Period:  From: 12:01 a.m. on August 19, 2014 to: 12:01 a.m. on August 19, 2015, at the address in Item 1.

Item 3. Limit of Liability for the Policy Period: $10,000,000 each loss.

Item 4. Underlying Insurance: See attached Schedule of Underlying Insurance.

Item 5. Forms and Endorsements attached at Policy Inception: See attached Schedule of Forms and Endorsements.

Item 6. Notices to Insurer:

A. Notice of claims or potential claims:

AXIS Insurance Company
Professional Lines Claims
300 Connell Drive

P.O. Box 357

Berkeley Heights, NJ 07922-0357
Toll Free Fax: (866) 770-5630

E-mail:    USClaimNoticeBH@axiscapital.com

B. All other notices: AXIS Insurance Company Professional Lines 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357 Fax: (908) 508-4301

Item 7. Premium: $12,500 (No additional premium for TRIA).

The Insurer has caused this Policy to be signed and attested by its authorized officers:

Gregory W. Springer, President	Andrew Weissert, Secretary

XS 0102  (12 11)

1

POLICY ISSUED ON: September 15, 2014

Schedule of Underlying Insurance

Followed Policy

A.	Insurer Name	Policy Number	Limit

	St. Paul Fire & Marine Insurance Company	ZBN-81M12705-14-N2	$10,000,000

Other Underlying Insurance

Insurer Name	Policy Number	Limit
Illinois National Insurance Company	01-481-58-60	$10,000,000	xs
		$10,000,000
Continental Casualty Company	596358018	$10,000,000	xs
		$20,000,000

2

Schedule of Forms and Endorsements

Notices, Forms and Disclosures:
Excess Policy		XS 0001 (12/10)

Endorsements:
No.	Endorsement Name	Endorsement Number
1	Connecticut Amendatory	XS 0005 (03/13)
2	Protected Information Exclusion	Manuscript

3

Excess Policy

In consideration of the premium paid and in reliance upon all information and representations provided or made available by the Insureds to the Insurer in connection with the underwriting of this Policy, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Policyholder, on behalf of all Insureds, agree as follows:

I.                INSURING AGREEMENT

This Policy shall provide insurance excess of the Underlying Insurance. Liability shall attach to the Insurer only after (i) the insurers of the Underlying Insurance, the Insureds or others on behalf of the Insureds shall have paid in legal currency amounts covered under the respective Underlying Insurance equal to the full amount of the Underlying Limit, and (ii) the retention or deductible, if any, applicable under the Underlying Insurance has been satisfied. Except as specifically set forth herein, coverage under this Policy shall apply in conformance with all provisions of the Followed Policy.

II.           DEFINITIONS

When used in this Policy, whether in the singular or the plural:

A.            Insureds means all persons and entities covered under the Followed Policy.

B.            Followed Policy means the insurance policy(ies) identified as such in the Schedule of Underlying Insurance attached hereto.

C.            Policy Period means the period set forth in Item 2 of the Declarations.

D.            Policyholder means the person(s) or entity(ies) set forth in Item 1 of the Declarations.

E.             Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

F.              Underlying Limit means an amount equal to the aggregate of all limits of liability set forth in the Schedule of Underlying Insurance attached hereto.

III.      CONDITIONS AND LIMITATIONS

A.            The Limit of Liability set forth in Item 3 of the Declarations shall be the maximum amount payable by the Insurer in excess of the Underlying Limit.

B.            If any amount covered under the Underlying Insurance is subject to a sublimit of liability, this Policy shall not apply to such amount, but the Insurer shall recognize payment of such amount in any manner described in Section I. Insuring Agreement as reducing the Underlying Limit by such amount.

C.            The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay any amount covered under the Underlying Insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.            Notice to the Insurer shall be given at the respective address shown in Item 6 of the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided above.

E.             The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery. No action by any other insurer shall bind the Insurer under this Policy.

XS 0001  (12 10)

1

Endorsement No.	Effective Date	Policy Number	Additional Premium
1	12:01 a.m. on August 19, 2014	MNN719625/01/2014	N/A

CONNECTICUT AMENDATORY ENDORSEMENT

(FOR USE WITH LIMITS OF $10,000,000 OR MORE)

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the:

Excess Policy

It is agreed that:

I.                The following section is added to the Policy:

IV.       POLICY TERMINATION

A.            The Policyholder may cancel this Policy by giving the Insurer advance written notice of cancellation stating the effective date thereof. In such event, the Insurer shall refund the unearned portion of the premium computed at the customary short-rate.

B.            The Insurer may cancel this Policy only for nonpayment of premium. In such event the Insurer shall deliver or mail written notice of cancellation for nonpayment of premium to the Policyholder stating the effective date thereof, which shall not be less than same as Followed Policy but cannot be less than 90 days for PL and 10 days for all other days from the date the notice is delivered or mailed. The Policyholder may avoid cancellation by payment in full at any time prior to the effective date of cancellation.

C.            If the Insurer decides not to renew this Policy or conditions renewal upon an increase in premium, a decrease in the Limit of Liability, a reduction of coverage, an increased deductible or retention or any other change in coverage less favorable to the Insured, then the Insurer shall deliver or mail written notice of nonrenewal or such conditions to the Policyholder at least same as Followed Policy but cannot be less than 90 days for PL and 60 days for all other days before the expiration of the Policy Period. Such notice shall state the specific reason(s) for nonrenewal or a reasonable estimate of any proposed premium increase.

D.            If the Insurer mails any notice required under this section, the Insurer shall do so by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Policyholder at the address in Item 1 of the Declarations. The Insurer also shall send such notice by mail or electronic mail to the producer of record, if any. The delivery or mailing of such notice shall be sufficient proof thereof and the Policy Period shall terminate at the date and hour specified in the notice.

II.           If this Policy provides claims-made coverage, the Policy is further amended as follows:

A.            Section II. DEFINITIONS is amended as follows:

1.              Definition D. Policy Period is replaced with the following:

Policy Period means the period set forth in Item 2 of the Declarations, subject to prior Termination of Coverage.

XS 0001  (12 10)

2.                                      The following Definition is added:

G.            Termination of Coverage means, whether by the Insurer or the Policyholder at any time, cancellation or nonrenewal of the policy, a decrease in the Limits of Liability, a reduction of coverage, an increased deductible or retention, a new exclusion or any other change in coverage less favorable to the Insureds.

B.            Section III. CONDITIONS AND LIMITATIONS is amended as follows:

1.              The following is added to paragraph D:

A claim shall be deemed first made when the Insurer receives written notice thereof from the Insured or a third party.

2.              The following is added:

F.              If a retroactive date is established under the Policy, it may be advanced only with the written consent of the Policyholder.

C.            The following Section is added:

VI.       EXTENDED REPORTING PERIODS

A.            In the event of Termination of Coverage, the Insureds shall have a free automatic extension of the coverage under this Policy for a period of same as Followed Policy but cannot be less than 30 days days from the effective date of Termination of Coverage.

B.            In the event of Termination of Coverage, the Insureds shall have the right to purchase an optional Extended Reporting Period of UNDERWRITER MUST CHOOSE THE APPLICABLE ERP AND DELETE OTHERS

IF THIS POLICY PROVIDES EXCESS COVERAGE OTHER THAN D&O, FIDUCIARY OR POLLUTION AND ENVIRONMENTAL IMPAIRMENT LIABILITY, YOU MUST OFFER: three (3) years following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

IF THIS POLICY PROVIDES EXCESS PROFESSIONAL LIABILITY COVERAGE AS DEFINED IN SECTION 38A-393 OF THE CT GEN. STS., YOU MUST OFFER: an unlimited duration following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

IN ALL OTHER INSTANCES, YOU MUST OFFER: one (1) year following the effective date of Termination of Coverage for an additional premium of same % as Followed Primary Policy but cannot be more than 200% of the annual premium) of the annualized premium for the Policy.

This right shall lapse unless written notice of the election together with payment of the additional premium is received by the Insurer within thirty (30) days following the effective date of Termination of Coverage or fifteen (15) days from the date of delivery or mailing of the notice described in paragraph F below.

This optional Extended Reporting Period shall begin after expiration of the automatic extension of coverage. If premium is due for coverage during the Policy Period, any monies received for the optional Extended Reporting Period shall first be applied to such premium. The optional Extended Reporting Period shall not take effect until any premium due for the Policy is paid, and unless the premium for the optional Extended Reporting Period is paid promptly when due.

The Insureds must purchase the optional Extended Reporting Period under all unexhausted Underlying Insurance as a condition to electing the Extended Reporting Period under this Policy.

C.            The Extended Reporting Periods apply only to claims first made therein, and any such claim shall be deemed made during the Policy Period.

D.            Coverage under the Extended Reporting Periods applies only to wrongful acts that take place prior to the effective date of Termination of Coverage.

E.             The limit of liability for the Extended Reporting Periods shall be the remaining amount of the Limit of Liability set forth in Item 3 of the Declarations, if any.

F.              The Insurer will provide written notice to the Policyholder advising of the automatic extension of coverage and the availability of, premium for and the importance of purchasing the optional Extended Reporting Period. Such notice shall be sent on or after notification of Termination of Coverage or within fifteen (15) days after Termination of Coverage.

All other provisions of the Policy remain unchanged.

September 15, 2014
Authorized Representative	Date

Rider No. 2

Effective date of this rider: 12:01 a.m. on August 19, 2014

To be attached to and form part of Policy Number: MNN719625/01/2015

Issued to: Hartford Series Fund, Inc.

By: AXIS Insurance Company

MANUSCRIPT RIDER

(Protected Information Exclusion)

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, EXCESS POLICY

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A.            confidential or non-public; or

B.            personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the Policy remain unchanged.

September 15, 2014
Authorized Representative	Date

XS 0001  (12 10)

1

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG).  The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www .aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

Illinois National Insurance Company

A capital stock company

Policy Number: 01-481-58-60	Replacement of: 01-307-36-81

EXCESS EDGE ®

NOTICES:  Depending on the terms, conditions and limitations of the Followed Policy, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its Policy Period; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the Insurer. Please read the Followed Policy and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.

DECLARATIONS

Policyholder:	HARTFORD SERIES FUND, INC.

Policyholder Address:	CORPORATE RISK MANAGEMENT ONE
HARTFORD PLAZA, HO-GL-09
HARTFORD, CT 06155

Policyholder Domicile:	Connecticut

Insurer Address:	175 Water Street
New York, NY 10038

Claims Address: e-mail:	c-claim@AIG.com
Mail:	AIG, Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Limit of Liability:	$10,000,000
Total Underlying Limits:	$10,000,000

Policy Period: From:	August 19, 2014
To:	August 19, 2015
Premium:	$20,000

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	St. Paul Fire & Marine Insurance Company	ZBN-81M12705-14-N2	$10,000,000 Primary	08/19/2014 to 08/19/2015

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): Investment Company Blanket Bond form # ICB 005. Coverage for Certified Acts of Terrorism Coverage under Terrorism Risk Insurance Act 2002 was rejected by insured. A copy of the TRIA disclosure sent with the original quote is attached hereto.

1482037

103224 (02/10)	© All rights reserved.

1

In consideration of the payment of the premium, Illinois National Insurance Company (the “Insurer”) and insureds agree as follows:

INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies. This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy. The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY	The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES

Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows: (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiaries and any insureds shall provide the Insurer with such information, assistance and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery.

RELIANCE

The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warrant ies, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES

If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS  WHEREOF,  the  Insurer  has caused  this Policy to be  signed by its  President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	AUTHORIZED REPRESENTATIVE	SECRETARY

COUNTERSIGNATURE	DATE	COUNTERSIGNATURE LOCATION
(WHERE REQUIRED BY LAW)

AON RISK SERVICES NORTHEAST, INC
199 WATER ST
NEW YORK, NY 10038-3526

2

POLICYHOLDER DISCLOSURE

NOTICE OF TERRORISM INSURANCE COVERAGE

(APPLICABLE TO CERTIFIED AND NON- CERTIFIED ACTS)

You are hereby notified that under the Terrorism Risk Insurance Act, as amended, that you have a right to purchase insurance coverage for losses resulting from acts of terrorism, as defined in Section 102(1) of the Act: The term “act of terrorism” means any act that is certified by the Secretary of the Treasury- in concurrence with the Secretary of State, and the Attorney General of the United States- to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

YOU SHOULD KNOW THAT WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT  UNDER  A  FORMULA  ESTABLISHED  BY  FEDERAL  LAW. HOWEVER, YOUR POLICY MAY CONTAIN OTHER EXCLUSIONS WHICH MIGHT AFFECT YOUR COVERAGE, SUCH AS AN EXCLUSION FOR NUCLEAR EVENTS. UNDER THE FORMULA, THE UNITED STATES GOVERNMENT GENERALLY REIMBURSES 85% OF COVERED TERRORISM LOSSES EXCEEDING THE STATUTORILY ESTABLISHED DEDUCTIBLE PAID BY THE INSURANCE COMPANY PROVIDING THE COVERAGE. THE PREMIUM CHARGED FOR THIS COVERAGE IS PROVIDED BELOW AND DOES NOT INCLUDE ANY CHARGES FOR THE PORTION OF LOSS THAT MAY BE COVERED BY THE FEDERAL GOVERNMENT UNDER THE ACT.

YOU SHOULD ALSO KNOW THAT THE TERRORISM RISK INSURANCE ACT, AS  AMENDED, CONTAINS  A  $100  BILLION  CAP  THAT  LIMITS  U.S. GOVERNMENT REIMBURSEMENT AS WELL AS INSURERS’ LIABILITY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM WHEN THE AMOUNT OF SUCH LOSSES IN ANY ONE CALENDAR YEAR EXCEEDS $100 BILLION. IF THE AGGREGATE INSURED LOSSES FOR ALL INSURERS EXCEED $100 BILLION, YOUR COVERAGE MAY BE REDUCED.

COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

Insured Name: HARTFORD SERIES FUND, INC.

Policy Number: 01-481-58-60
Policy Period Effective Date From :August 19, 2014	To: August 19, 2015

ENDORSEMENT# 1

This endorsement, effective at 12:01 AM August 19, 2014 forms a part of Policy No. 01-481-58-60

Issued to: HARTFORD SERIES FUND, INC.

By: Illinois National Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 001

89644 (6/13)

1

ENDORSEMENT# 2

This endorsement, effective at 12:01 AM August 19, 2014 forms a part of Policy number 01-481-58-60

Issued to: HARTFORD SERIES FUND, INC.

By:                             Illinois National Insurance Company

PROTECTED INFORMATION EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY) EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss resulting directly or indirectly from the: (i) theft, disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1) confidential or non-public; or

(2) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 002

113027 (10/12)

1

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM August 19, 2014 forms a part of Policy number 01-481-58-60

Issued to: HARTFORD SERIES FUND, INC.

By:                             Illinois National Insurance Company

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This endorsement modifies insurance provided under the following:

EXCESS EDGE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY) EXCESS INSURANCE POLICY (EXCESS OVER A FIDELITY/CRIME POLICY)

It is agreed that:

1.                        Notwithstanding any of the terms and conditions of the Followed Policy, this policy does not cover loss that is an indirect or consequential result of an Occurrence, including but not limited to loss resulting from payment of damages of any type for which the Insured is legally liable.

2.                        Solely for purposes of this endorsement, “Occurrence” means the occurrence of any of the perils specified in the Insuring Agreements of the Followed Policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

END 003

113029 (10/12)

1

ENDORSEMENT# 4

This endorsement, effective 12:01 AM August 19, 2014 forms a part of policy number 01-481-58-60 issued to HARTFORD SERIES FUND, INC.

by                                               Illinois National Insurance Company

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY —
81285	01/03	ADMITTED TRIA DEC DISCLOSURE
89644	06/13	FORM
113027	10/12	ECONOMIC SANCTIONS ENDORSEMENT
113029	10/12	PROTECTED INFORMATION EXCLUSION
78859	10/01	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 004

78859 (10/ 01)

1

[BERKLEY ASSET PROTECTION LOGO]	BERKLEY REGIONAL INSURANCE COMPANY A Berkley Company 475 Steamboat Road Greenwich, CT 06830	PRODUCER: Aon Risk Services Northeast, Inc. 199 Water Street, 32nd Floor New York, NY 10038

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER:	BFI-71001429-14	PRIOR BOND NUMBER: BFI-71001429-13
NAMED INSURED:	Hartford Series Fund, Inc.
(Also list any Employee Benefit Plan(s) included as Insureds)

MAILING ADDRESS:	Hartford Plaza
690 Asylum Avenue
Hartford, CT 06155

BOND PERIOD:	8/19/2014 to 8/19/2015
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

(a)    would have been paid under the underlying Carrier(s) in the UNDERLYING COVERAGE schedule below but for the fact that such loss exceeds the Single Loss Limit of Liability of the underlying Carrier(s), and

(b)    for which the underlying Carrier(s) has made payment and the Insured has collected the full amount of the underlying Carrier’s expressed Single Loss Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE schedule below.

UNDERLYING COVERAGE:

Carrier:	St. Paul Fire and Marine Insurance Company
Single Loss Limit of Liability:	$10,000,000
Single Loss Deductible:	$250,000
Aggregate Limit:	$0
Bond Number:	ZBN-81M12705-14-N2
Bond or Form Name:	Investment Company Blanket Bond
Bond Period:	8/19/2014 to 8/19/2015

Carrier:	Illinois National Insurance Company
Single Loss Limit of Liability:	$10,000,000 excess of $10,000,000 plus deductible
Aggregate Limit:	$0
Bond Number:	01-481-58-60
Bond Period:	8/19/2014 to 8/19/2015

Carrier:	Continental Casualty Company
Single Loss Limit of Liability:	$10,000,000 excess of $20,000,000 plus deductible
Aggregate Limit:	$0
Bond Number:	596358018
Bond Period:	8/19/2014 to 8/19/2015

Carrier:	AXIS Insurance Company
Single Loss Limit of Liability:	$10,000,000 excess of $30,000,000 plus deductible
Aggregate Limit:	$0
Bond Number:	MNN719625/01/2014
Bond Period:	8/19/2014 to 8/19/2015

BAP 39 01 01 09

1

Lead Carrier for Layer:	Berkley Regional Insurance Company
Single Loss Limit of Liability:	$10,000,000 excess of $40,000,000 plus deductible
Aggregate Limit:	$ 0

ANNUAL PREMIUM:	$10,000

Forms and Riders Forming Part of this Bond When Issued:

Form Number and Edition Date	Description of Form or Rider:
BAP 39 01 01 09	Financial Institution Excess Follow Form Certificate

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Bond you give us notice canceling prior policy Numbers: BFI-71001429-13 the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

2

POLICY NUMBER: BFI-71001429-14	BAP 31 02 01 09

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGE RIDER

Change Number	Date of Issue	Effective Date of Change
1	2/9/2015	12:01 A.M. on: 2/3/2015

The Named Insured is changed to:

The following Insured(s) is added as a Named Insured:

The following Insured(s) is deleted as a Named Insured:

The Mailing Address is changed to: One Hartford Plaza, HO-GL-09 Hartford, CT 06115

The Bond Period is:
Extended to:	Reduced to:
Other:

Premium:

Additional Premium: $0

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 31 02 01 09

1